Investor Presentation H1 2026 1 January – 30 June 2026

Disclaimer This presentation (this “Presentation") has been prepared by Cadeler A/S (the “Company") exclusively for information purposes and may not be reproduced or redistributed, in whole or in part, by any other person. Forward-looking statements This Presentation contains certain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Exchange Act of 1934, each as amended. All statements other than statements of historical fact included in this Presentation are forward-looking statements, including those regarding future guidance, such as those related to anticipated revenue, EBITDA and Adjusted EBITDA. Forward looking statements involve risks, uncertainties and assumptions, and actual results may differ materially from any future results expressed or implied by such forward-looking statements. Words such as "anticipate," "believe ," "continue," "could,“ "estimate," "expect," "intend," "may," "might,“ “forecast”, “on track,” "plan," “possible,” “potential,” “predict,” "project," "should," "would," "shall," “target,” "will" and similar expressions are intended to assist in identifying forward looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. All forward-looking statements included in this Presentation speak only as of the date of this Presentation and the Company undertakes no obligation to revise or update any forward-looking statement for any reason, except as required by law. Risks and uncertainties include, but are not limited to, those detailed in the Company’s most recent annual report on Form 20-F and in its other filings with the U.S. Securities and Exchange Commission. You should consider these risks and uncertainties when evaluating the Company and its prospects. None of the Company or any of its parent or subsidiary undertakings or any of such persons’ directors, officers or employees provides any assurance that the assumptions reflected in the forward-looking statements included in this Presentation are free from error nor does any of them accept any responsibility for the future accuracy of the opinions expressed in this Presentation or the actual occurrence of the forecasted developments. Non-IFRS performance measures This Presentation includes certain Non-IFRS performance measures, including EBITDA, Adjusted EBITDA, and contract backlog. Such Non-IFRS performance measures are presented herein as the Company believes that such measures provide investors with additional useful information and a means of understanding how the Company’s management evaluates the Company’s operating performance. Such performance measures should not, however, be considered in isolation from, as substitutes for, or as superior to financial measures prepared in accordance with IFRS. Moreover, other companies may define Non-IFRS measures differently, which limits the usefulness of these measures for the purpose of any comparison with such other companies. Industry and market data Information contained in this Presentation concerning the Company’s industry and the market in which it operates, including general expectations about its industry, market position, market opportunity and market size, is based on data from various sources including internal data and estimates as well as third party sources such as independent industry publications, government publications, and reports by market research firms or other published independent sources. You are cautioned not to give undue weight to such information. You are further advised that any third-party information referred to in this Presentation has not been prepared specifically for inclusion in this Presentation and while the Company believes such information to be generally reliable, it has not undertaken any independent investigation to confirm the accuracy or completeness of such information or to verify that more recent information is not available. 2

H1 2026 - Highlights 3 Solid financial performance, with H1 revenue and EBITDA more than doubling year-on-year1 Newbuild program on track with second A-class successfully delivered Successful acquisition of Menck, a leading global provider of specialist equipment and technology solutions for offshore foundation installation Continued solid execution across all key regions, Hornsea 3 execution continues Firm contract for two new T-class vessels signed 1. When adjusting for one-off termination fees of EUR 111 million in the comparative period.

H1 2026 Commercial highlights 4

Acquisition of Menck: Transaction rationale 5(1) Large hydraulic hammers include those with an impact force equal to or above 3,500 kJ Source: Company information, Menck Number of foundations installed +3,200 +42% +100% +800% +500% Strengthening Cadeler's customer offering and execution capabilities across the foundation value chain • Broadened solutions offering, enabling Cadeler to deliver a more complete and integrated approach to project execution • Improving execution certainty by reducing reliance on third-party equipment • Differentiating in tenders as a single, trusted end-to-end partner Improving access to mission-critical equipment and strengthening execution resilience • Each foundation installation vessel requires a dedicated hydraulic hammer • Enhancing execution certainty for larger and more complex offshore wind projects • Enabling more efficient deployment of high-value equipment across projects Compelling earnings profile and significant synergy potential • Capturing a larger share of project economics across vessels and equipment • Improving utilisation and project execution through greater equipment control • Unlocking commercial and operational synergies across engineering, procurement and project delivery Strong strategic and industrial fit • Combining Menck's specialist technology and decades of experience with Cadeler’s industry-leading fleet and relationships • Positioning the group to capitalise on the growing demand for larger and more complex offshore wind projects

Broadening Cadeler's foundation installation offering

Menck offers a diverse portfolio of hydraulic hammers complemented by drilling, lifting and grouting services

Hydraulic hammers 84%

- Hydraulic hammers for monopile, jacket and floating foundation installation
- Targeting 9m monopiles, positioning Menck as the only operator at this size
- Most powerful hydraulic hammers currently deliver up to 4,400kJ of energy with larger hammers being developed




MHU4400S with 8m adaptation

Lifting and handling 1%

- Custom tools support lifting, positioning and installation of piles and subsea structures
  - Improving efficiency, safety and cycle times


Menck

Noise mitigation 0% ➡ (8%)[1]

- Integrated solutions reduce underwater sound energy by approximately 70%
- Proprietary technology supports compliance with tightening environmental requirements
- Currently offers its MNRU, while Bubble Curtain (far field noise mitigation) service offering will generate revenue from 2026 onwards



MNRU



Hammer with MNRU during lifting

Grouting 9%

- Recurring, high-value support across foundation installation
- High-capacity grouting systems provide structural stability across soil conditions
- Reliable offshore mixing and pumping equipment supports efficient execution

Drilling 6%

- Extending installation capability into challenging soil conditions
- Hydraulic drilling solutions enable installation in hard-soil conditions
- Enhances cost-efficiency and reduces operational complexity

CADELER

(1) Expected to contribute to approximately 8% of 2029 revenue

Revenue contribution 2025A | Base offering | Emerging growth segments | Supporting segments

6

Asset fleet allows for unmatched flexibility and risk remediation for clients

Illustrative flexibility and contingency scenarios during a foundation installation campaign



Vessel 1
Hammer 1
Vessel 1
Smaller hammer
Larger hammer
Vessel 1
Vessel 2
Hammer 1
Vessel 1
Hammer 1
Spare hammer
Vessel 1
Hammer 1
Vessel 2
Hammer 2
Finish early
Disruption

Scenario	Benefit
Planned campaign Vessel with its own hammer	Improved hammer availability for all Cadeler Foundation installation vessels
Commercial optimisation Small hammer switched with larger hammer	Ability to switch between hammer sizes to optimize commercial value for clients
Vessel breakdown Hammer moves to replacement vessel	Ability to use fleet and switch hammer to a replacement vessel if needed
Hammer breakdown Spare hammer mobilised	Access to hammer spares and replacement hammer gives unmatched risk reduction for clients
Speed up campaign Second vessel and hammer mobilised to speed up installation campaign	Ability to use fleet size to optimize and speed up installation campaigns or catch up on delays by utilizing several vessels and hammers simultaneously

CADELER 7

Executing projects globally Wind Orca Secondary Steel installation at the Hornsea 3 project for Ørsted Wind Osprey WTG installation at the EA3 project for ScottishPower Renewables Wind Scylla WTG installation at the Revolution Wind project for Ørsted Wind Zaratan Preparing planned maintenance work scopes and leg extension in Singapore Wind Peak Nexra O&M campaign for Siemens Gamesa Wind Pace WTG installation at the EA3 project for ScottishPower Renewables Wind Keeper On a Long-Term Agreement with Vestas Wind Ally Monopile installation at the Hornsea 3 Foundation installation project for Ørsted Wind Mover WTG installation at the Baltic Power project Wind Ace Installation of mission equipment in China for monopile installation Wind Maker Nexra O&M campaign for Siemens Gamesa 8

Hornsea 3 project update From first to fast: progress accelerating as efficiencies identified and implemented in operations 9 • Execution on Ørsted’s Hornsea 3 project continues: Wind Ally, Wind Orca and the chartered SOV are installing and round-trip durations are reducing. • Monopile installation continues, with secondary steel installation on track. • Monopile logistics progressing, with 3 Heavy Transport Vessels on charter. 100 monopiles have been loaded into the marshalling port. • Focus is on continued safe execution while capturing and applying lessons learned from the first months to drive further efficiency improvements We are developing a simplified financial model for foundations projects to be shared in due course Project update Selected moments from the project

Nexra execution highlights Strong H1 ’26 for Nexra with three vessels performing service scopes across regions 10 3 Cadeler vessels (Wind Zaratan, Wind Maker and Wind Peak) performing O&M scopes in Europe and APAC >230 vessel days spent on service Currently working on several long-term opportunities Project highlights

Significant backlog across key markets A 2.5bn backlog provides solid earnings visibility Europe APAC Fengmiao WTG – 2027 North America Revolution Wind WTG – 2026 Baltic Power WTG – 2026 Sofia O&M – 2025 East Anglia THREE WTG – 2026 Hornsea 3 FOU & WTG – 2026 Baltica 2 WTG – 2027 Inch Cape WTG – 2026 East Anglia TWO FOU & WTG – 2027 Bałtyk II & III WTG – 2027 Sunrise Wind WTG – 2026 Undisclosed client O&M – 2026 O&M + WTG – 2026 Formosa 4 WTG – 2028 US projects contribute to ~4% of total backlog BC-Wind WTG – 2028 Undisclosed client FOU & WTG – 2029 Vessel Reservation Agreements / Preferred Supplier Agreements (not in backlog) Undisclosed client WTG – 2027, 2028, 2031 Region as % of total backlog 87% 8% 5% Undisclosed client O&M – 2026 Undisclosed client FOU – 2028 Undisclosed client FOU & WTG – 20313x Undisclosed client O&M LTA 11

Contract backlog remains strong at EUR 2.5 Billion Development in contract backlog FY 2022 – H1 2026 • In February, Nexra – Cadeler’s offshore wind service platform – announced the signing of a firm contract for an O&M campaign in Taiwan commencing in March 2026, to run for 3-4 months. The value of the contract to Cadeler exceeds EUR 20m. • In March, Nexra closed two additional firm contracts: a second 3 – 4 -month O&M campaign for Wind Maker in Taiwan, and a 2-month campaign for Wind Zaratan in Japan, both to be completed in 2026. • FOU installation project in 2028 • WTG installation project in 2027/2028 • WTG installation project in 2031/2032 • FOU & WTG installation project in 2030/2031 • O&M Long-Term Agreement Notable Awards in H1 2026 Development in contract backlog FY 2022 – H1 2026 1. Figures are for period-end, except that the contract backlog provided for H1 2026 is as of 25 August 2026 (the date of this presentation). 2. Figures provided for FY 2 22 and H1 2 23 exclude the contribution to the contract backlog resulting from Cadeler’s business combination with Eneti Inc., completed in December 2023. 3. Contract backlog assumes 100% of counterparty options are exercised. Of the total contract backlog, EUR 2,116m represents firm contracted days and EUR 371m represents days subject to the exercise of counterparty options. 4. 77% of the contract backlog (an aggregate of EUR 1,919m) relates to projects for which the relevant counterparty has taken a positive final investment decision (FID). 5. Contract backlog excludes vessel reservation agreements and preferred supplier agreements. 12 FY 2 22 FY 2 23 FY 2 2 FY 2 2 H1 2 23 H1 2 2 H1 2 2 H1 2 26 1 2 26 1 3 1 36 1 1 2 336 2 22 2 66 2 2 3 1 6 3 2 1 2 1 3 3 1 26 3 1 2 1 2 2 1 2 3 1 3 2 3 3 1 2 116 of total backlog has reached FID ptions Firm Preferred Supplier Agreements (not included in backlog) Excluding Menck backlog

Progress on newbuild 13 Vessel Progress update Expected delivery % completion • Steel cutting completed in July 2025. • Keel laying completed on the 30th of June 2026. • Launching is planned for end of October 2026. • Welding of steel blocks are ongoing in the dry dock. • Installation of machinery equipment is ongoing. • Delivery accelerated within Q2 2027 due to client demand. Q2 2027 Wind Apex 65%

Wind Ace delivered ahead of schedule and on budget The eleventh vessel is the second of the three A-class newbuilds. Following mobilisation, Wind Ace will prepare for deployment on ScottishPower Renewables’ East Anglia TW offshore wind farm in the UK. 14

H1 2026 Financial highlights 15

Financial highlights

Q2 2026

Revenue[1]

€ 282.8m



+132%
233.1
122.1
Adj.
282.8
Q2 2025
Q2 2026

Equity Ratio

50.0%



49.5%
50.0%
Q2 2025
Q2 2026

Utilisation[2]

90.6%



76.4%
94.1%
Unadj.
Adj.
84.6%
90.6%
Unadj.
Adj.
Q2 2025
Q2 2026

Market Capitalisation[3]

€ 2.0b

EBITDA

€ 160.6m



+106%
188.9
77.9
Adj.
160.6
Q2 2025
Q2 2026

Net Profit

€ 95.0m



+73%
165.9
54.9
Adj.
95.0
Q2 2025
Q2 2026

Backlog[4]

€ 2.5b



+23%
2.0
2.5
Q2 2025
Q2 2026

3-month Daily Average Turnover[5]

€ 6.9m

€ 1.9m (NYSE) / 2.8m (OSE) / 3.1m (other exchanges)

Note: Numbers shown in the presentation are before acquisition of Menck and therefore excluding Menck financial numbers. 1) Revenue in Q2 2025 is impacted by the non-recurring early termination fee of EUR 111m recognised in Q2 2025; 2) Adjusted utilisation which means adjusted for planned off-hire including drydock and transportation from shipyard; 3) Combined market capitalisation at closing on 21 Aug 2026; 4) Backlog Q2 2025 is for period-end, and backlog provided for Q2 2026 is as of 25 August 2026 (the date of this presentation); 5) Three-month Average Daily Trading Volume (ADTV) multiplied by Volume Weighted Average Price (VWAP). All prices have been converted to euro using the daily exchange rate. The category "other" entails trades facilitated by the interoperability among clearing corporations on different exchanges. No pricing data available for these transactions. The VWAP for OSE has been applied as a proxy.

CADELER

16

Consolidated P&L for Q2 2026 Note: Numbers shown in the presentation are before acquisition of Menck and therefore excluding Menck financial numbers; 1) Vessel OPEX per day based on crewing costs, technical costs and insurance. 17 Key takeaways • Revenue for Q2 2026 more than doubled to EUR 283m, an increase of EUR 161m compared to revenue of EUR 122 for the same period last year (when adjusting for the one-off termination fee of EUR 111m in the comparative period). The increase was mainly driven by fleet expansion and a higher number of contracted days • Fleet utilisation increased to 85% (Q2 2025: 76%), recovering from 48% in Q1 2026 as a result of newly delivered vessels completed mobilisation and entered peak-season contracts. Adjusted utilisation of 91% compared to 94% in Q2 2025. • Cost of sales increased by EUR 93m, driven by the full- quarter operating cost base of three additional vessels (Wind Ally, Wind Mover and Wind Keeper), compared to seven operating vessels in Q2 2025. • SG&A increased by EUR 7m, reflecting continued scaling of onshore functions to support an expanded fleet and ongoing project growth. • EBITDA for Q2 2026 more than doubled to EUR 161m, an increase of EUR 83m compared to EBITDA of EUR 78m in the comparative period, adjusted for the termination fees identified above. EUR Revenue Cost of sales ross profit S A and other expenses perating profit Finance net Profit before income tax ncome tax expense Profit after tax E T A essel PE EUR per day 1 o. of owned vessels 2 2 26 2 2 2 1 13 2 2 6 113 26 1 1 3 6 1 2 16 61 3 1 1 2 2 2 233 61 6 6 1 3 1 261 163 12 2 16 6 2 161 16 3 1 62 3

Consolidated P&L for H1 2026 Note: Numbers shown in the presentation are before acquisition of Menck and therefore excluding Menck financial numbers; 1) Vessel OPEX per day based on crewing costs, technical costs and insurance. 18 Key takeaways • Revenue for H1 2026 more than doubled to EUR 408m, an increase of EUR 220m compared to revenue of EUR 188m for the same period last year (when adjusting for the one- off termination fee of EUR 111m in the comparative period). The increase was mainly driven by fleet expansion and a higher number of contracted days. • Fleet utilisation of Cadeler’s ten vessels remained stable at 66% for the period compared to 67% in H1 2025. Adjusted utilisation of 85% (H1 2025: 89%). • Cost of sales increased by EUR 146m, driven mainly by new vessels entering the fleet and operating in the market, compared to seven vessels operating in the prior year. • SG&A increased by EUR 9m as onshore functions scaled to support an expanded fleet, reflecting strategic hiring of key personnel for ongoing operations and major new projects. • EBITDA for H1 2026 more than doubled to EUR 208m, an increase of EUR 106m compared to EBITDA of EUR 102m in the comparative period, adjusted for the termination fees identified above. EUR Revenue Cost of sales ross profit S A and other expenses perating profit Finance net Profit before income tax ncome tax expense Profit after tax E T A essel PE EUR per day 1 o. of owned vessels Headcount onshore Average H1 2 26 2 2 6 1 161 3 6 121 312 3 6 23 1 1 2 61 33 1 3 H1 2 2 2 3 1 23 1 3 1 3 3 16 3 1 1 1 1 12 3 3 2 16 33 212 16 3 213 2

Consolidated Balance Sheet for H1 2026 • Total assets increased by EUR 127m since year-end 2025 (a 4% increase), driven by continued investment in vessels, with PP&E increasing by EUR 69m, reflecting down payments on the A-class foundation installation vessel and ongoing vessel upgrades, and a higher cash balance of EUR 206m. • Equity increased to EUR 1,774m, reflecting an increase of EUR 270m from year-end 2025, driven by the EUR 170m net proceeds from the March 2026 share capital increase and EUR 88m profit for the period. The equity ratio strengthened to 50% from 44% at year-end 2025. Key takeaways Note: Numbers shown in the presentation are before acquisition of Menck and therefore excluding Menck financial numbers. 19 EUR on Current Assets Cash ther Current Assets Total Assets E uity on current liabilities Current liabilities Total E uity and iabilities E uity ratio H1 2 26 3 11 2 6 1 1 2 3 3 1 3 1 3 21 2 2 3 FY 2 2 3 26 1 1 1 6 23 2 3 16 6 6 1 3 6 6 1 61 16 3 1 3 16 6 6

T class CapEx A class CapEx HoldCo Upsi e Cash 3 une 2 26 et i uidity RCF undrawn enck Purchase Price A class Financing enck Ac uisition Facility enck Facility Refinancing et i uidity Post Refinancing 2 6 1 3 1 2 2 13 1 262 16 Near-term use of funds Net funding post 30 June 2026 • EUR 40m upsize of 2025 Holdco Facility to EUR 180m signed on 10 July 2026. • Menck Acquisition Facility is expected be refinanced through new financing with a debt quantum of EUR 250m and near-term operational cash flow. • Wind Apex facility of EUR 247m signed on 10 July 2026. • T-class first instalment paid in August 2026. Events not reflected • Wind Ace; additional CapEx for mission equipment at project start. • Only first instalment on T-class vessels included. New builds contracts for two T-class vessels signed 10 August with a committed CapEx of approx. EUR 805m in aggregate. • Cash flow from operations post 30 June 2026. Capital funding & usage Note: Exchange rate of EUR/USD 1.1408 at 30/06-2026. 20 (EURm) Key takeaways Down payment of EUR ~120m Financing activities Menck transaction New builds EUR 118m cash

Financing overview as of 30 June 2026 21 Committed Financing Uncommitted Financing Total essels class Scylla aratan class Scylla aratan total P class class A class Wind Keeper Corporate Corporate Total commitment Wind Apex Total uncommitment Facility RCF A RCF Term oan Syndicated Syndicated Syndicated Take out HS C Standard Chartered HS C Clifford Capital Syndicated Commitment 2 1 2 36 3 11 12 1 2 6 2 2 2 323 utstanding 1 162 23 36 3 2 11 12 1 1 626 1 626 Comments Note: Numbers shown in the presentation are before acquisition of Menck and therefore excluding Menck financial numbers; In addition, Cadeler has uncommitted Performance guarantee lines of i) EUR 160m secured under the EUR 550m Facility, ii) EUR 60m secured under the P-class facility, iii) EUR 50m with Allianz (unsecured) and iv) EUR 52m with RBS (unsecured) 1) Utilised as per 30/06-2026. Wind Ace facility utilised with delivery 17 July 2026

Full year outlook for 2026 22 Revenue E T A 2 2 26 Actuals 2 3 161 H1 2 26 Actuals 2 2 26 utlook 2 1 FY 2026 impacted by: • Full year outlook for 2026 and financial numbers Q2/H1 2026 do not reflect the acquisition of Menck in August 2026. • Strong market demand (backlog) and high vessel utilisation across the Cadeler fleet. • Wind rca and Wind Ally executing Cadeler’s full-scope foundation transportation & installation campaign for Hornsea 3. • Nexra expected to benefit from growing demand for O&M work in the offshore wind industry. • Wind Keeper in operation on a long-term contract. • Wind Ace delivered on schedule on 17 July and will now be preparing for East Anglia TWO in 2027.

Commercial outlook 23

Market momentum continues Authorities adjusting support schemes leading to improved conditions and better auction results • Global need for electricity is on the rise; offshore wind will be an essential part of the solution • Ongoing geopolitical tensions and volatility in energy markets reinforce the need for locally-produced energy, energy security and affordability • Positive momentum continues to build as focus in Europe gradually shifting towards the market post 2030 - we expect strong growth beyond 2030 • Long-term visibility significantly improved: authorities are adjusting auction timelines and frameworks to reflect evolving market conditions, new tenders with supportive terms are accelerating as an increasing number of governments are adopting longer-term CfDs • By the end of August, the capacity awarded globally has already exceeded the total awarded volume in 2025. If all auctions proceed as planned, the total volume in 2026 could reach 30 GW • Following the adoption of new CfD scheme, Denmark has seen successful auctions, awarding 1.8GW of capacity for two offshore wind projects 1. Source: Aegir Awarded capacity by year, in GW (ex-China)1 24 2 22 2 23 2 2 2 2 2 26 2 2 3 2 1 . 3 31.2 1 16 Expected Awarded

Increasing undersupply of capable vessels in the market Older vessels becoming inefficient for installation of next-generation foundations Illustrative vessel supply / demand balance: Foundation vessels 1. Decreasing over time as 15MW turbines phase out and legacy vessels become inefficient / move toward service and secondary scopes 2. Assuming at least one hammer per foundation vessel and additional contingency 25 2 3 2 31 2 32 2 33 2 3 2 3 2 36 2 3 2 3 2 3 2 Efficient vessel supply lobal hammer supply F U vessel demand Est. hammer demand of vessels Total FOU vessel supply1 • Increasing undersupply is expected especially from 2030 onwards, particularly for efficient vessels • New capacity is hard to add: yards are at full capacity • Each foundation vessel requires at least one hammer • The acquisition of Menck supports Cadeler’s ambition to execute up to five foundation projects in parallel Key points 2

1 3 3 3 2 2 2 1 1 1 11 1 3 1 3 2 1 2 1 1 Cadeler has the largest fleet of vessels capable of efficient installation and O&M of wind turbines and foundations # of wind turbine and foundation installation vessels 26 Note: Selected players in the industry where an owned vessel either has a pipeline of installation work or will be a value driver in O&M work as estimated by management. Source: 4C Offshore and public filings Maersk World’s largest and most versatile fleet of next-generation offshore wind turbine and foundation installation vessels. Improved customer value proposition through increased flexibility, redundancy and reduced risk of project slippage. egacy ewbuilds since 2 2 1 vessel becoming a full- time O&M asset

Cadeler has the largest fleet of vessels capable of efficient installation and O&M of wind turbines and foundations # of vessels capable of efficiently installing foundations 27 1 3 3 3 2 2 2 1 1 1 11 2 2 1 1 2 3 1 1 1 1 1 1 1 Rest of fleet nly foundations capable essels capable of efficiently installing foundations and wind turbines Maersk 1 1. Includes the additional two T-class vessels

Continuing the growth journey 28

Focusing on continued growth Vertical and horizontal expansion Continuously evaluating opportunities to expand into attractive and synergetic segments incl. strategic O&M offering. Organic and inorganic growth Scaling the organisation in line with fleet delivery and new strategic initiatives. Actively evaluating attractive assets and companies in the industry. Strategic partnerships Developing a structured strategy to strengthen our key strategic partnerships, including long-term agreements, expanded scopes, and new market entries. Monitor and apply new technologies Testing and applying new technologies to drive efficiency and sustainability in fleet. Following commercial and technological development. Regional expansion Strengthening organisation and presence in key regions. Establishing network and foothold in the next frontier markets. 29

Executing on growth Two new T-class vessels: Firm contracts signed for two T-class Wind Foundation Installation Vessels, delivering 2030 and 2031 Scour protection: Establishing in-house scour protection offering extends Cadeler's scope across the full-scope foundation value chain, reducing reliance on sub-contractors, removing interface and scheduling risk for clients, and improving overall project economics Acquisition of Menck: Supporting growth ambitions of the industry, rings mission-critical equipment in-house directly supporting our ambitions in foundation installation and growth of fleet Three concrete steps in 2026 — expanding the fleet, broadening the scope, and strengthening our foundation offering 30 1 2 3 aa Key investment highlights Largest, most capable and versatile fleet and mission critical equipment = redundancy for clients Strong relationships and partnerships, industry leading position Global reach and experience, most foundations installed by any company in the industry Structural undersupply and increasing market demand 50m+ data points turning experience into industry-wide insights and next- generation of installation technology